UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

December 31, 2008

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO. 00504W100	Page 2 of 8

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph F. Pinkerton, III
2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship Or Place Of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

388,147
6. Shared Voting Power

3,301,995
7. Sole Dispositive Power

388,147
8. Shared Dispositive Power

3,301,995

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

3,690,142
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

6.1% of Common Stock
12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 00504W100	Page 3 of 8

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Claire Pinkerton
2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship Or Place Of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

3,301,995
7. Sole Dispositive Power

0
8. Shared Dispositive Power

3,301,995

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

3,301,995
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.5% of Common Stock
12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 00504W100	Page 4 of 8

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

CJP Partners Management, L.L.C.
2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship Or Place Of Organization

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

3,301,995
7. Sole Dispositive Power

0
8. Shared Dispositive Power

3,301,995

9.	Aggregate Amount Beneficially Owned By Each Reporting Person

3,301,995
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	☐

5.5% of Common Stock
12.	Type of Reporting Person (See Instructions)

OO

ITEM 1(a).	Name of Issuer:

Active Power, Inc.

ITEM 1(b).	Address of Issuer's Principal Executive Offices:

 11525 Stonehollow Drive
  Suite 110
 Austin, TX 78758

ITEM 2(a).	Names of Persons Filing:

Joseph F. Pinkerton, III
Claire Pinkerton
CJP Partners Management, L.L.C.

ITEM 2(b).	Address of Principal Business Office or, if None, Residence for each of the Reporting Persons:

2312 Woodlawn Blvd.
Austin, TX 78703

ITEM 2(c).	Citizenship:

Joseph F. Pinkerton, III - USA
Claire Pinkerton - USA
CJP Partners Management, L.L.C. - Texas

ITEM 2(d).	Title of Class of Securities:

Common Stock,  par value $.001 per share

ITEM 2(e).	CUSIP Number: 00504W100

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership:

(a) Amount Beneficially Owned by all Reporting Persons:  3,690,142 shares

As of December 31, 2008, Joseph F. Pinkerton, III was the record owner of 388,147 shares of Common Stock.  Mr. Pinkerton and Mrs. Pinkerton also may be deemed to beneficially own 2,834,426 shares of Common Stock, which is held directly by CJP Partners, Ltd., a limited partnership in which CJP Partners Management, L.L.C. ("CJP Partners Management") is the sole general partner and Mr. Pinkerton and Mrs. Pinkerton are the only limited partners. Mr. Pinkerton and Mrs. Pinkerton are the managers of CJP Partners Management.  Also as of December 31, 2008, Mr. Pinkerton and Mrs. Pinkerton may be deemed to beneficially own an additional 467,569 shares of Common Stock, held directly by ECA Properties Ltd.  CJP Partners Management owns 0.1% and is the sole general partner of ECA Properties Ltd.  Mr. Pinkerton and Mrs. Pinkerton disclaim beneficial ownership of the 467,569 shares of Common Stock held of record by ECA Properties Ltd., and this Statement on Schedule 13G shall not be deemed an admission that Mr. Pinkerton and Mrs. Pinkerton are the beneficial owners of such securities for any purpose other than to comply with Regulation 13D-G.

(b) Percent of Class:

Joseph F. Pinkerton, III - 6.1%
Claire Pinkerton - 5.5%
CJP Partners Management, L.L.C. - 5.5%

(c) Number of shares as to which the reporting persons have:

(i)           Sole power to vote or to direct the vote:
Joseph F. Pinkerton, III: 388,147 shares
Claire Pinkerton: 0 shares
CJP Partners Management: 0 shares

(ii)           Shared power to vote or to direct the vote:
Joseph F. Pinkerton, III: 3,301,995 shares
Claire Pinkerton: 3,301,995 shares
CJP Partners Management: 3,301,995 shares

(iii)           Sole power to dispose or to direct the disposition of:
Joseph F. Pinkerton, III: 388,147 shares
Claire Pinkerton: 0 shares
CJP Partners Management: 0 shares

(iv)           Shared power to dispose or to direct the disposition of:
Joseph F. Pinkerton, III: 3,301,995 shares
Claire Pinkerton: 3,301,995 shares
CJP Partners Management: 3,301,995 shares

ITEM 5.	Ownership of five percent or less of a class.

Not applicable.

ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.	Identification and classification of members of the group.

Not applicable.

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	/s/ Joseph F. Pinkerton, III
Joseph F. Pinkerton, III

Dated: February 17, 2009	/s/ Claire Pinkerton
Claire Pinkerton

CJP Partners Management, L.L.C.

Dated: February 17, 2009	By:	/s/ Joseph F. Pinkerton, III
Name: Joseph F. Pinkerton, III
Title: Manager

Dated: February 17, 2009	By:	/s/ Claire Pinkerton
Name: Claire Pinkerton
Title: Manager